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                                                                       EXHIBIT A



                                                                  August 5, 1999


The Securities Authority     The Tel Aviv Stock Exchange     The Registrar of
22 Kanfei Nesharim St.       54 Ahad Ha'am St.                 Companies
Jerusalem 95464              Tel Aviv 65202                  97 Yafo St.
                                                             Jerusalem 91007
Fax: 02-6513940              Fax: 03-5105379


Dear Sirs,

          Re: Immediate Report No. 32/99 Koor Industries Ltd. (Company No. 52-001414-3)

Further to the Immediate Report published on May 5, 1999, a copy of which is attached, Koor Industries Ltd. (hereinafter: "Koor"), hereby gives notice as follows:

Elisra Electronic Systems Ltd. (hereinafter: "Elisra", a subsidiary of Tadiran Ltd. group and wholly owned - 100% - by Koor), today signed an agreement with BVR Systems (1998) Ltd. (hereinafter: "BVR"), whose shares are listed on NASDAQ in New York, and with shareholders of BVR (namely, Clal Industries & Investments Ltd., Poalim Investments Ltd., Mr. Aviv Zidon and Mr. Yaron Sheinman).

Under the above agreement, Elisra will buy 1,460,000 shares of BVR (part in a private placement from BVR and part in an acquisition from the other above shareholders), at $13 per share and a total consideration of about $ 19 million.

Upon closure of the transaction, Koor Group will hold (together with acquisitions made in the past) about 25% of the shares of BVR.

As part of the agreement, it was agreed that the other above shareholders of BVR, together with Elisra, will use their voting power so that three directors of BVR will be recommended by Elisra and four directors will be recommended by the other above shareholders (one director for each shareholder).

Closure of the transaction is contingent upon obtaining the approval of the Anti-Trust Commissioner and other entities.

                                        Yours sincerely,



                                        Adv. Shlomo Heller
                                        Legal Counsel and Company Secretary

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                                                                     May 5, 1999

The Securities Authority     The Tel Aviv Stock Exchange     The Registrar of
22 Kanfei Nesharim St.       54 Ahad Ha'am St.                 Companies
Jerusalem 95464              Tel Aviv 65202                  97 Yafo St.
                                                             Jerusalem 91007
Fax: 02-6513940              Fax: 03-5105379


Dear Sirs,

          Re: Koor Industries Ltd. (Co. No. 52-001414-3) Immediate Report No. 16/99

Koor Industries Ltd. ("Koor" or "the Company") hereby gives notice as follows:

Koor Group has recently acquired various amounts of shares in B.V.R. Systems
(1998) Ltd. (hereinafter - BVR) on NASDAQ , USA.

Together with the acquisition made yesterday, Koor Group holds 12.3% in the outstanding share capital of BVR. Total cost of the acquisitions - approximately $11.7 million.

Koor is negotiating with BVR to purchase additional shares by way of private placement, subject to due diligence and the various approvals required by law.

                                        Yours sincerely,



                                        Adv. Shlomo Heller
                                        Legal Counsel and Company Secretary